EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS RECORD PERFORMANCE IN 2017 AND EXPECTS CONTINUED IMPROVEMENTS IN 2018

•	2017 delivered against CBA’s long-term strategy to strengthen the topline and improve core business health, led by 10% depletions growth for Kona, record gross margin expansion, and robust EPS gains

•
2018 outlook reflects growing confidence and increasing momentum in leveraging our enhanced AB partnership as we continue to harness Kona’s potential, sharpen the role of our strategic local brands, strengthen revenue management, and drive value through operational improvements

Portland, Ore. (Mar 7, 2018) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today announced final financial results for the fourth quarter and year ended December 31, 2017 in line with preliminary results reported Feb. 1, 2018. CBA’s strong full-year results reflect significant and anticipated progress against our long-term strategy to strengthen our topline and improve the core health of our business. Highlights from the year include continued double-digit depletion growth for Kona amidst unprecedented market dynamics that challenged our industry, record gross margin expansion driven by net revenue per barrel growth and ongoing operational improvements, and robust GAAP earnings per diluted share (“EPS”) performance of $0.49. On a non-GAAP basis, EPS was $0.14, excluding the effect of a favorable one-time, non-cash tax benefit of $0.35 per share related to 2017 U.S. tax reform.

Delivering 10% growth for Kona in 2017
CBA maintained double-digit growth for Kona in 2017, delivering a 10% increase in Kona depletions, which includes 23% depletions growth for Kona flagship Big Wave Golden Ale and 45% shipment growth for Kona internationally. Hanalei Island IPA, which Kona debuted nationally in 2017, ended the year in the top five of all new craft brands in the U.S. as measured in grocery sales by Nielsen. For the first eight weeks of 2018, Kona depletions have increased 10% over the same period in 2017.

Driving incremental value through AB partnership
We achieved several strategic objectives as part of our enhanced agreements with Anheuser-Busch (“AB”) in 2017, including aligning our brands in AB’s wholesaler planning processes, starting up brewing operations in AB’s Fort Collins brewery to drive incremental cost savings, and continuing to seed Kona’s international expansion in a deliberate and thoughtful way.

Achieving record improvement in core business fundamentals
CBA delivered net sales growth of 2%, gross profit improvement of 9%, and record gross margin of 31.5%, including beer gross margin of 35.3%, in 2017. These improvements were achieved while simultaneously shutting down brewing operations in Memphis and Woodinville, starting up brewing operations in Fort Collins, and reducing wholesaler inventories by 10 days, which impacted shipment growth. The inventory reduction effort represented approximately 25,000 barrels, which equates to 3% of shipments. In 2018, we will continue to leverage our headway in cost reduction and operating efficiencies to reinvest in our sales and marketing infrastructure.

Select financial results for the full year 2017:

•	Depletions decreased 1% compared to 2016, in line with updated guidance.

◦	Kona depletions grew 10%, which includes strong 5% growth in its home market of Hawaii.

◦	Through ongoing efforts to focus and strengthen our regional brands in their home markets, Widmer Brothers grew share in Oregon despite depletions being down 7%, and our partner brands each grew share in their respective markets. Over the prior year, our partner brands, Appalachian Mountain Brewery, Cisco Brewers, and Wynwood Brewing grew depletions 41%.

◦
While Omission depletions decreased by 2% compared to 2016, the launch of Omission Ultimate Light, a new 99-calorie, 5-carb, gluten-removed golden ale, in the second half of 2017 drove a 10% depletions increase in the fourth quarter. For the first eight weeks of 2018, Omission depletions increased 19% compared to the same period in 2017.

•
Shipments decreased 3.5% compared to 2016, which is in line with updated guidance and reflects the significant 2017 wholesaler inventory reduction of 10 days, which equated to a 3% decrease in shipments as described above.

•
Net sales were $207.5 million, a 2% increase over 2016, primarily due to increases in average unit pricing, alternating proprietorship sales, international distribution fees earned from AB, and Pabst contract shortfall fees.

•	Total gross margin expanded 210 basis points to 31.5%, compared to 29.4% in 2016, in line with guidance.

◦	CBA’s beer gross margin expanded 320 basis points to 35.3%, underscoring record achievements in improving our operating performance.

◦
Pub gross margin decreased 690 basis points to 6.7%, primarily reflecting the impact of the closure of our Woodinville brewery as we put the facility and pub up for sale, as well as the temporary closure of our Portland pub for a remodel.

•
Selling, general and administrative expense (“SG&A”) increased by $1.2 million to $60.5 million and was 29.1% of net sales. The total reflects a favorable $1.0 million Pabst contract settlement fee, partially offset by an impairment charge of $0.5 million related to the sale of our Woodinville brewery.

•	EPS was $0.49, compared to a loss of $0.02 per share in 2016.

◦	Due to the change in federal tax law, we adjusted our deferred tax liabilities, resulting in a favorable non-cash income tax adjustment of $6.9 million, or $0.35 per share.

◦	CBA’s adjusted EPS improvement to $0.14 per share for the year also reflects 9% growth in gross profit driven by 2% growth in net sales and 210-basis-point gross margin expansion.

•
Capital expenditures were $18.3 million, compared to $15.7 million in 2016, and primarily represent investments in Kona’s new brewery, Redhook’s new Seattle brewpub, and our Portland brewery to support our footprint optimization.

Select financial results for the fourth quarter 2017:

•	Depletions decreased 3% from the fourth quarter of 2016, partially offset by Kona, which increased by 6%.

•	Shipments decreased 5.6% over the same period last year.

•	Net sales were $46.0 million and flat compared to the fourth quarter in 2016.

•
Total gross margin increased by 310 basis points to 32.4% over the fourth quarter last year. Beer gross margin for the fourth quarter was 37.6%, or 540 basis points higher than the same period in 2016.

•
SG&A increased by $0.2 million to $13.1 million, and was 28.5% of net sales. Fourth quarter SG&A reflects a favorable $1.0 million Pabst contract settlement fee to CBA, partially offset by an impairment charge of $0.5 million related to the sale of our Woodinville brewery.

•	Diluted EPS for the quarter was $0.40, compared to zero earnings per share in the fourth quarter of 2016.

◦	Due to the change in federal tax law, we adjusted our deferred tax liabilities, resulting in a favorable income tax adjustment of $6.9 million, or $0.35 per share.

◦	Our adjusted EPS improvement to $0.05 for the fourth quarter was also driven by 11% growth in gross profit related to a 300-basis-point increase in gross margin.

“2017 was a very good year for CBA. We combined strong progress in our strategic initiatives with record results operationally to deliver the best financial year in our company’s history…all within the most competitive beer market in recent memory,” said CBA CEO Andy Thomas.

Confirming financial guidance for 2018:

Our outlook for 2018 reflects growing confidence and increasing momentum in leveraging our enhanced AB partnership as we harness Kona’s growth potential, sharpen the role of our strategic local brands, and strengthen revenue management, while continuing to drive operational improvements.
We are confirming our previously reported guidance for 2018 as follows:

•
Depletions are expected to range between a decline of 2% and an increase of 3%. As evidence of our continued progress harmonizing our supply chain, we also expect shipments to range between a decline of 2% and an increase of 3%.

•	Average price increases of 1% to 3%, reflecting improved revenue management capabilities and lower federal excise taxes.

•
Gross margin rate of 32.0% to 35.0%, reflecting increases in net revenue per barrel, continued improvements in brewery operations, lower fixed overhead, and ongoing efforts to stabilize our pub operations.

•	SG&A expense ranging from $59 million to $61 million, primarily reflecting reinvestment of cost savings into our sales and marketing infrastructure, as well as expanded consumer and trade programming.

•	Capital expenditures of approximately $16 million to $19 million, including our new Kona brewery and the addition of a new can line in our Portland brewery to address consumer demand.

•	Effective tax rate of 27%.

“CBA’s 2017 financial results demonstrate continued traction in delivering on our strategy to strengthen the topline while improving the core health of our business,” said CBA CFO Joe Vanderstelt. “In 2018, we are focused on leveraging our advancements in operational efficiencies and revenue management capabilities to continue improving our financial fundamentals and ability to invest in our brands.”

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including depletions and shipments, price increases, and gross margin rate improvement, the level and effect of SG&A expense and business development, anticipated capital spending, effective tax rate, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results may differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2017. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.
About Craft Brew Alliance
Craft Brew Alliance (CBA) is an independent craft brewing company that brews, brands, and brings to market world-class American craft beers.
Our distinctive portfolio combines the power of Kona Brewing Company, a top national craft beer brand, with strong regional breweries and innovative lifestyle brands Appalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co., Widmer Brothers Brewing, and Wynwood Brewing Co. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.
Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

Contact: Jenny McLean Director of Communications Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2017	2016	2017	2016
Sales	$48,537	$48,880	$219,547	$215,627
Less excise taxes	2,571	3,076	12,091	13,120
Net sales	45,966	45,804	207,456	202,507
Cost of sales	31,090	32,394	142,198	142,908
Gross profit	14,876	13,410	65,258	59,599
As percentage of net sales	32.4%	29.3%	31.5%	29.4%
Selling, general and administrative expenses	13,106	12,876	60,463	59,224
Operating income	1,770	534	4,795	375
Interest expense	(182)	(189)	(715)	(709)
Other income (expense), net	7	9	(39)	28
Income (loss) before income taxes	1,595	354	4,041	(306)
Income tax provision (benefit)	(6,240)	278	(5,482)	14
Net income (loss)	$7,835	$76	$9,523	$(320)
Income (loss) per share:
Basic	$0.41	$—	$0.49	$(0.02)
Diluted	$0.40	$—	$0.49	$(0.02)
Weighted average shares outstanding:
Basic	19,302	19,259	19,284	19,225
Diluted	19,507	19,361	19,447	19,225
Total shipments (in barrels):
Core Brands	158,000	165,400	730,600	748,900
Contract Brewing	4,000	6,200	17,700	26,700
Total shipments	162,000	171,600	748,300	775,600
Change in depletions (1)	(3)%	(3)%	(1)%	—%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31,
	2017	2016
Current assets:
Cash and cash equivalents	$579	$442
Accounts receivable, net	27,784	24,008
Inventory, net	13,844	19,091
Assets held for sale	22,946	—
Other current assets	4,335	2,495
Total current assets	69,488	46,036
Property, equipment and leasehold improvements, net	106,283	121,970
Goodwill	12,917	12,917
Intangible, equity method investment and other assets, net	20,949	19,482
Total assets	$209,637	$200,405
Current liabilities:
Accounts payable	$14,338	$16,076
Accrued salaries, wages and payroll taxes	5,877	4,967
Refundable deposits	4,816	6,486
Other accrued expenses	5,753	4,108
Current portion of long-term debt and capital lease obligations	699	1,317
Total current liabilities	31,483	32,954
Long-term debt and capital lease obligations, net of current portion	32,599	27,946
Other long-term liabilities	14,764	19,844
Total common shareholders' equity	130,791	119,661
Total liabilities and common shareholders' equity	$209,637	$200,405

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Twelve Months Ended December 31,
	2017	2016
Cash flows from operating activities:
Net income (loss)	$9,523	$(320)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	10,457	10,862
Loss on sale or disposal of Property, equipment and leasehold improvements	428	96
Deferred income taxes	(5,400)	360
Other, including stock-based compensation and impairment of assets held for sale	2,348	1,741
Changes in operating assets and liabilities:
Accounts receivable, net	(3,776)	(5,082)
Inventories	5,500	(1,614)
Other current assets	(1,840)	(55)
Accounts payable and other accrued expenses	277	1,515
Accrued salaries, wages and payroll taxes	910	(501)
Refundable deposits	(1,649)	442
Net cash provided by operating activities	16,778	7,444
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(18,342)	(15,722)
Proceeds from sale of Property, equipment and leasehold improvements	95	75
Expenditures for long-term deposits	—	(925)
Investment in Wynwood	(2,101)	—
Net cash used in investing activities	(20,348)	(16,572)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(709)	(605)
Net borrowings under revolving line of credit	4,224	9,198
Proceeds from issuances of common stock	219	172
Tax payments related to stock-based awards	(27)	(106)
Net cash provided by financing activities	3,707	8,659
Increase (decrease) in Cash and cash equivalents	137	(469)
Cash and cash equivalents, beginning of period	442	911
Cash and cash equivalents, end of period	$579	$442

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income (loss)
(In thousands)
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2017	2016	2017	2016
Net income (loss)	$7,835	$76	$9,523	$(320)
Interest expense	182	189	715	709
Income tax provision (benefit)	(6,240)	278	(5,482)	14
Depreciation expense	2,488	2,737	10,197	10,663
Amortization expense	65	69	260	199
Stock-based compensation	371	446	1,316	1,087
Loss on impairment of assets	493	—	493	—
Loss on disposal of assets	264	80	428	96
Adjusted EBITDA	$5,458	$3,875	$17,450	$12,448

CBA has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by management. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including loss on impairment of assets and net gain or loss on disposal of property, equipment and leasehold improvements. We use Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by (used in) operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of our indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain our operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).